UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                              File No. 0-49738
                             Amendment Number 1
                                FORM 10 - SB


    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
      Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                      Ginseng Forest, Inc.
         (Name of Small Business Issuer in its charter)


            Nevada                           86-1012155
(State or other jurisdiction of           (I.R.S. Employer
incorporation or organization)         Identification Number)


  3812 North Gallatin Street,                  85215
           Mesa, AZ
(Address of principal executive             (zip code)
           offices)

Issuer's telephone number:    (480) 985-0749

Securities to be registered under section 12(b) of the Act:

 Title of Each Class to be so      Name on each exchange on which
          registered               each class is to be registered



Securities to be registered under section 12(g) of the Act:

Common Stock, $.001 par value per share, 25,000,000 shares authorized, 3,768,000 issued and outstanding as of March 31, 2001.








                             TABLE OF CONTENTS

Part I                                                                   3
 Item 1.Description of Business                                          3
 Item 2.Management's Analysis of Financial Condition and Plan of
        Operation                                                        8

 Item 3.Description of Property                                          9
 Item 4.Security Ownership of Certain Beneficial Owners and Management   9
 Item 5.Directors and Executive Officers, Promoters and Control Persons 10
 Item 6.Executive Compensation                                          10
 Item 7.Certain Relationships and Related Transactions                  11
 Item 8.Description of Securities                                       11

Part II                                                                 12
 Item 1.Market Price of and Dividends on the Registrant's Common Equity
        and Related Stockholder Matters                                 12
 Item 2.Legal Proceedings                                               13
 Item 3.Changes in and Disagreements with Accountants                   13
 Item 4.Recent Sale of Unregistered Securities                          13
 Item 5.Indemnification of Directors and Officers                       13

Part F/S                                                                16

Part III                                                                28

SIGNATURES                                                              37








INTRODUCTORY STATEMENT

Ginseng Forest, Inc. ("GFI" or the "Company") has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934.

This registration statement, including the information that may be incorporated herein by reference, contains forward-looking statements including statements regarding, among other items, the Company's business and growth strategies, and anticipated trends in the Company's business and demographics. These forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements. For this purpose, any statements contained in the registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," believe," anticipate," "intend," "could," estimate," or "continue," or the negative or other variations thereof are intended to identify forward-looking statements.


                                   Part I

Item 1.   Description of Business

A.Business Development and Summary

Ginseng Forest, Inc., hereinafter referred to as the "Company" or "GFI," was organized by the filing of Articles of Incorporation with the Secretary of State in the State of Nevada on December 4, 2000 (NV# C32114-2000). The Articles of Incorporation of the Company authorized the issuance of twenty five million (25,000,000) shares of $0.001 par value Common Stock and no shares of Preferred Stock. As of March 31, 2001, the Company has issued approximately 3,768,000 shares of Common Stock to approximately twenty-seven
(27) shareholder of record.

GFI so far has limited its operations to startup and development activities. In the approximately one year of operation from December 4, 2000 (Date of Inception) to March 31, 2002, the Company generated no revenues and incurred a net loss of $25,481. The Company is considered a development stage company.

The Company's executive offices are located at 3812 North Gallatin Street, Mesa, Arizona 85215, phone: (480) 985-0749.

The Company's fiscal year end is December 31.

B.Business of Issuer

(1)    Principal Products and Services and Principal Markets

GFI initially plans to produce and distribute the roots and seeds of the ginseng herb. In the future, GFI plans to diversify into products that contain ginseng as an ingredient. Such products may include powders, capsules, teas, tonics, candy, chewing gum, shampoo, face lotion and liquid extract.

Ginseng has a long history of human consumption. However, although GFI believes its products will be safe when taken as directed, there is little scientific research to support the efficacy and usefulness of ginseng as a viable nutritional supplement and wellness tonic. Inconsistent results and conflicting opinions on the efficacy and usefulness of ginseng raise doubt on whether ginseng is a viable medicinal product. In addition, variations in plant and animal species tested, plant parts used, differences in extractions and purification methods and differences in doses administered increase confusion and complicate the interpretation of results. Accordingly, no assurance can be given that GFI's products, even when used as directed, will have the effects intended.

(2)    Distribution Methods of the Products or Services

GFI intends to develop relationships with wholesalers, distributors and nutritional product manufacturers to distribute GFI's ginseng roots and seeds. GFI believes that most of GFI's prospective expect uniform quality and consistent year-round supply. GFI believes that by offering a high quality product with a consistent year-round supply, GFI can become a recognized grower of choice.

GFI may pursue strategic alliances with partners who have established operations. GFI believes that these joint venture relationships, if successful, will allow GFI to gain insight, expertise and penetration in markets where joint venture partners already operate, and may increase GFI's revenue and income growth. No specific joint venture agreements have been signed, and no assurance can be given that any agreements will be effected, or if effected, will be successful.

(3)    Status of Any Announced New Product or Service

GFI has not publicly announced any new products.

(4)    Competitive Business Conditions and the Issuer's Competitive Position

Competitive Factors

GFI believes that the principal competitive factors affecting its market include product consistency, quality, price and marketing efforts. GFI competes in the ginseng market with other cultivated and organic producers, as well as with wild, wild simulated and woods cultivated growers. GFI competes with other field-grown ginseng on the basis of price, taste, texture and appearance. On the other hand, wild and woods grown ginseng, although considered higher in quality, is substantially more costly for the consumer. GFI believes that competition within the ginseng industry is fragmented, based primarily on consumer preferences and their ability and willingness to purchase varying types of ginseng, rather than upon price in and of itself.

Many  of  GFI's  competitors are substantially larger and have  substantially
greater   financial  resources  than  GFI.   If  GFI  is  unable  to  compete
successfully, its business will suffer.

Industry

Ginseng has long been regarded a general tonic for wellness. The demand for ginseng has been increasing due to that perception of the healthful properties of ginseng roots and seeds. Consequently, the supply of wild ginseng has been depleted due to overzealous harvesting to meet the demand and to capitalize on the resultant increases in prices. GFI believes that the demand for high-quality roots and seeds will continue to increase steadily.

The following five factors are the basis of GFI's belief that production of American-grown ginseng presents an attractive business opportunity:

*    Wild Asian ginseng (panax ginseng) had already become extremely scarce;
* The relative abundance and quality of wild American ginseng opened the way for development of cultivated American ginseng as an export crop;
* Psychologically, Asians - the largest consumers of ginseng - perceive U.S.-manufactured or produced products to be of superior quality;
*    The taste of the American ginseng is sweeter than Asian ginseng; and
* American ginseng and Asian ginseng are considered to be distinct medicinal plants.

There are currently five types of ginseng grown in North America:

*    Wild ginseng that grows naturally, without any human influence;
* Wild simulated ginseng, in which seeds are planted in suitable natural conditions and letting them grow as they would in the wild;
*    Woods cultivated ginseng that grows in tilled forested environments;
* Field cultivated ginseng, where the entire growth environment is influenced by humans; and
* Organically grown ginseng that is raised without fertilizers or other chemicals.

Uses for the Ginseng Root

To the best of GFI's knowledge, ginseng roots have been exported to China from the United States and Canada since the mid 1700's. American ginseng
(panax quinquefolius) is important to traditional Chinese medicine and is used as an adaptogen, a medicine that increases the ability of the body to adapt and only works when needed, that allows the body to adjust to stress. It is used not as a specific cure or remedy but as a component of many medicinal herbal combinations that practitioners believe help people deal with aging and related disorders. There are five primary uses of the ginseng root:

* Stimulant.   Ginseng  is believed to be a safe, effective  and  natural stimulant. It appears that ginseng can regulate the basal metabolic rate, which can increase the breakdown and metabolism of foods, liberate more energy and remove more waste.

* Stress relief. It is believed that ginseng can help the body cope with stress. It appears that when ginseng is taken following a stressful event, body activity settles back to normal more quickly than without ginseng.

* Blood pressure regulator. It appears that ginseng may have a positive effect on the cardiovascular and central nervous systems. The Chinese use ginseng as part of their emergency procedures to restore blood pressure after shock and heart attacks. It also appears that ginseng may reduce cholesterol in the circulation.

* Sexual  function.   It  is  believed that  ginseng  may  be  useful  in
  increasing male potency. It appears that ginseng contains compounds causing sex hormone activity, and in some cases, it reverses effects of male impotence. In addition, ginseng may be valuable to women in leveling their female cycles.

* Life extension. It is believed that ginseng may alleviate some of the most common effects of aging, such as the degeneration of the blood system. Ginseng appears to help in treating cardiovascular diseases and may help in relieving tiredness.

 (5)  Raw Materials and Suppliers

GFI intends to develop growing facilities in climates ideal for growing and raising high-quality ginseng plants. American ginseng is a Native American herb, whose range extends from southern Quebec to northern Georgia and from the East Coast to the Midwest. It grows as an under story plant in the dense shared of hardwood trees. GFI seeks to identify soil and temperature conditions where ginseng thrives, and to establish sites that provide optimal micro-climatic conditions of sunlight and temperature.

(6)    Customers

LGC does not have an established client base. At this time, LGC does not anticipate that its business will depend disproportionately on any particular client or a group of clients. Of this, however, there can be no assurance.

GFI plans to market ginseng directly to the dietary supplement manufacturers who subsequently will package the ginseng for resale to the general consumer.

(7) Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements, or Labor Contracts

GFI currently does not have any patents, trademarks, franchises, concessions, royalty agreements, or labor contracts.

(8) Government Approval of Principal Products or Services

In 1994, the Dietary Supplement and Health Education Act (DSHEA) codified a new category of medicinal products in the United States: dietary supplements. The category includes vitamins, minerals, herbs, and other substances intended to supplement the diet. Ginseng was defined as a dietary supplement under DSHEA.

Largely driven by consumer fear that regulation of these products by the Food and Drug Administration (FDA) would deny consumers access to their vitamins, Congress substantially limited FDA's role in assuring product quality and safety. In contrast to the extensive pre-marketing evidence of safety and efficacy required for prescription medications and rigorous requirements for ongoing quality assurance activities to prevent adulteration of drugs, food and cosmetics, dietary supplements were given a new status and subject to minimal regulation and oversight.

DSHEA restricted FDA's typical regulatory practice in four primary areas  by:
(1) placing the burden of proof on the FDA in actions against a dietary supplement manufacturer; (2) limiting FDA's ability to require pre-marketing information about product safety and efficacy; (3) establishing a minimal pre-marketing notification system for certain new dietary ingredients not marketed in the United States before October 15, 1994; and (4) specifying acceptable claims that could be made without triggering requirements for classification as drugs.

GFI plans to market ginseng directly to the dietary supplement manufacturers who subsequently will package the ginseng for resale to the general consumer. As such, the business of GFI will not come under the purview of DSHEA since GFI does not market, in package form, to the final consumer. GFI will be simply a wholesaler of the raw material, ginseng, which is used in some dietary supplements.

(9) Effects of Existing or Probable Governmental Regulations

The international trade of American ginseng is regulated under the provisions of the Convention on International Trade in Endangered Species ("CITES"), which regulates trade through permit requirements for imports, exports, and re-exports of listed species. CITES controls and monitors the trade of ginseng to avoid depletion of ginseng due to unsustainable harvesting practices. GFI believes that its operations will not be affected, due to its focus on field cultivated and organically grown ginseng.

(10) Research and Development Activities

As of the date of this Registration Statement, GFI has not incurred any research and development expenses and does not plan to incur any additional research or development expenses over the next twelve months. No research and development costs are or will be borne directly by customers.

(11) Impact of Environmental Laws

Wild or naturally occurring ginseng, once considered frequent in eastern North America, is now considered a threatened, rare or endangered species in many areas due to overzealous harvest of the root for commercial purposes. The international trade of American ginseng is regulated under the provisions of the Convention on International Trade in Endangered Species ("CITES"), which regulates trade through permit requirements for imports, exports, and re-exports of listed species. CITES controls and monitors the trade of ginseng to avoid depletion of ginseng due to unsustainable harvesting practices. GFI believes that its operations will not be affected, due to its focus on field cultivated and organically grown ginseng.

 (12) Employees

Excluding officers, GFI presently has no employees. GFI anticipates to completely rely on efforts of its officers and directors in the near short term.

C.Reports to Security Holders

(1)  Annual Reports

Although GFI has not been required to do so, once fully reporting under the Securities Exchange Act of 1934 GFI will deliver annual reports to security holders. Such annual reports will include audited financial statements.

(2)  Periodic Reports with the SEC

As of the date of this Registration Statement, GFI has not been filing periodic reports with the SEC. However, the purpose of this Registration Statement is to become a fully reporting company on a voluntary basis. Hence, GFI will file periodic reports with the SEC as required by laws and regulations applicable to fully reporting companies.

(3)  Availability of Filings

The public may read and copy any materials GFI files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 2.Management's Analysis of Financial Condition and Plan of Operation

A.Management's Analysis of Financial Condition

This section should be read in conjunction with the audited financial statements included in Part F/S of this filing.

In the approximately sixteen (16) months of operation from December 4, 2000 (Date of Inception) to March 31, 2002, GFI generated no revenues and incurred a cumulative net loss of $25,481.

GFI's loss resulted entirely from costs of start-up activities, including consulting fees and other general and administrative expenses. GFI financed its operations during the period from December 4, 2000 to December 31, 2001 by issuing capital stock to its founder and officers in exchange for cash. GFI is authorized to issue 25,000,000 shares of its $0.001 par value Common Stock and no shares of Preferred Stock.

During December 2000, GFI issued 2,000,000 shares of its $0.001 par value common stock to an officer and director in exchange for services rendered in the amount of $2,000. During February 2001, GFI issued 500,000 shares of its $0.001 par value common stock to Providential Management Group, Ltd., a limited partnership, in exchange for cash in the amount of $10,000. On February 28, 2002, GFI closed its offering pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended, whereby it sold a total of 1,268,000 shares of its common stock at $0.05 per share to outside investors for cash in the total amount of $63,400. As of March 31, 2001, GFI had 3,768,000 shares of Common issued and outstanding held by 27 shareholders of record. As of December 31, 2001, GFI had a working capital of $307, including $307 in cash.

Three  Months Ended March 31, 2002 Compared to Three Months Ended  March  31,
2001

In the three months ended March 31, 2002 as in the three months ended March 31, 2001, GFI generated no revenues from operations. GFI believes that these results are indicative of a developmental stage company who is currently in the start up phase of operations. While there can be no assurance that the Company will ultimately achieve consistent recurring revenue or profitability, GFI believes revenues will occur as GFI's begins marketing its products actively.

The   resulting  net  loss for the three months  ended  March  31,  2002  was approximately $13,183. In the three months ended March 31, 2001, the net loss was approximately $9,573.

During the three months ended March 31, 2002, GFI financed the net loss of $13,157 via the issuance of common stock of $63,400, an increase in amounts due to a shareholder of $100, and an increase in accrued executive compensation of $1,500.During the three months ended March 31, 2001, GFI financed the net loss of $9,573 the issuance of common stock in the amount of $10,100.

B.Plan of Operation

GFI believes that it has sufficient resources to support its operations for the next twelve to eighteen months. However, without realizing revenues, GFI will eventually face financial difficulties and may need to raise additional capital. It is the intent of GFI, in the next twelve months, to generate revenues sufficient to operate and grow as a going concern.

C.Segment Data

As of December 31, 2001, GFI has generated no sales revenue for twelve months ended for calendar year 2001 under a single business segment. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

Item 3.   Description of Property

A.Description of Property

GFI's principal offices are located at 3812 North Gallatin Street, Mesa, Arizona 85215, telephone: (480) 985-0749. A director provides office space and services without charge.

B.Investment Policies

GFI does not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in persons primarily engaged in real estate activities.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

A.Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of the date of this Registration Statement with respect to the beneficial ownership of the Common Stock of GFI by (i) each director, (ii) each executive officer, (iii) the directors and officers of GFI as a group, (iv) and each person known by GFI to own beneficially more than five percent (5%) of the Common Stock. Unless otherwise indicated, the owners have sole voting and investment power with respect to their respective shares.



Title of   Name of Beneficial   Number of   % of Class
Class      Owner (1)            Shares

Common     Harold W. Sciotto,  2,000,000      53.08%
Stock      President, and
           Director
Common     Providential        500,000        13.27%
Stock      Management Group,
           Ltd.. (2)
Common     Officers and        2,500,000      66.35%
Stock      Directors as a
           Group

Footnotes:

(1). The address of officers and directors in the table is c/o Ginseng Forest, Inc., 7341 West Charleston Boulevard, Suite 130, Las Vegas, NV 89117.

(2) The Address for Providential Management Group, Ltd. is 11213 Camaposa Circle, San Diego, California 92126. The beneficial owner of Providential Management Group, Inc. is Lucas Zlosiln.

B.Change in Control

No arrangements exist that may result in a change of control of GFI.

Item 5.   Directors and Executive Officers, Promoters and Control Persons

A.Directors, Executive Officers and Significant Employees

The names, ages, and positions of GFI's directors, executive officers, and significant employees are as follows:



     NAME           AGE          POSITION         DIRECTOR SINCE

Harold W. Sciotto    62          President and    November 2000
                                 Director

Sam H. Sciotto       37          Secretary,       November 2000
                                 Treasurer,
                                 and Director

Harold  W.  Sciotto,  President and Director  -  From  June  1964  until  his retirement in May 1993, Sears Roebuck & Company employed Mr. Sciotto in various sales and management positions. These positions encompassed store sales and department management positions, store merchandise manager, district business manager for six states and store manager of three stores in Arizona. His duties included, but were not limited to, sales, advertising, personnel management, financial statements and accounting. Prior to and after retirement, Mr. Sciotto was a business consultant to his son in various business ventures. Currently, he is devoting his expertise to Ginseng Forest, Inc.

Sam  H.  Sciotto, Secretary, Treasurer and Director - For the  past  over  15 years, Mr. Sciotto has been buying and redeveloping small business enterprises. He has developed management skills in sales, personnel, accounting and financial reports. The businesses involved were video sales and rental, tanning and herbal product sales, hair styling and herbal a fast food service restaurant. He is currently devoted to the development of Ginseng Forest full-time.

B.Family Relationships

Harold W. Sciotto (President and Director) is the father of Sam C. Sciotto (Secretary, Treasurer and Director).None.

C.Involvement  on  Certain Material Legal Proceedings During  the  Last  Five
  Years

No  director, officer, significant employee or consultant has been  convicted in a criminal proceeding, exclusive of traffic violations. No director, officer, significant employee or consultant has been permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities. No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6.   Executive Compensation

A.Remuneration of Directors, Executive Officers, and Significant Employees



     NAME             POSITION                   COMPENSATION
Harold W. Sciotto     President and Director         None

Sam H. Sciotto        Secretary,   Treasurer,        None
                      and Director

As of the date of this Registration Statement, no salary has been paid to GFI's officers and directors. Officers and directors of GFI will not receive any compensation until GFI becomes profitable. The Board of Directors will determine the amount of their compensation, which will depend on the profitability of GFI.

In the future, the Board of Directors may set annual bonuses based on profitability and performance of GFI.

B.Employment Contracts

GFI has no employment agreements with any of its officers or directors.

Item 7.   Certain Relationships and Related Transactions

During December 2000, the Company issued 2,000,000 shares of its $0.001 par value common stock to an officer and director in exchange for services rendered in the amount of $2,000.

Office space and services are provided without charge by a director and shareholder.

Item 8.   Description of Securities

GFI, a Nevada corporation, is authorized to issue 25,000,000 shares of Common Stock, $0.001 par value. GFI has currently issued approximately 3,768,000 shares of Common Stock to approximately twenty-seven (27) shareholders of record, including officers, directors, and employees of GFI and unaffiliated private investors. The holders of Common Stock (i) have equal rights to dividends from funds legally available therefore, ratably when as and if declared by the Board of Directors of GFI; (ii) are entitled to share ratably in all assets of GFI available for distribution to holders of Common Stock upon liquidation, dissolution, or winding up of the affairs of GFI; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto; (iv) are entitled to one non-cumulative vote per share of Common Stock, on all matters which stockholders may vote on at all meetings of Shareholders. All of the shares of Common Stock, now outstanding are fully paid and non-assessable; and (v) the holders of Common Stock have no conversion, preemptive or other subscription rights. There is no cumulative voting for the election of directors.
                                   Part II

Item 1.Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

A.Market for the Registrant's Equity

GFI's equity is currently publicly traded on the National Quotation Bureau's Pink Sheets under the ticker symbol GSGF.

B.Outstanding Options, Conversions, and Planned Issuance of Common Stock

As of March 31, 2002, GFI issued 126,800 warrants to Nevwest Securities Corporation pursuant to an Investment Banking Agreement executed during 2001. These warrants allow Nevwest Securities Corporation to purchase GFI's $0.001 par value common stock on a one-for-one basis. The warrant exercise price is $0.055 per share of common stock and substantially all warrants will expire on or before March 5, 2005. There are no other outstanding options, conversions, or planned issuances of common stock of GFI.

C.Security Holders

GFI has currently issued approximately 3,768,000 shares of Common Stock to approximately twenty-seven (27) shareholder of record.

D.Securities that Could Be Sold Pursuant to Rule 144

There are 2,500,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. To date, no shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by affiliates, all 2,500,000 are currently freely transferable, but are subject to the resale limitations as outlined under Rule 144(e)(1)-(3). In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale. Further, Rule 144A as currently in effect, in general, permits unlimited resales of restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities. Holders As of the date of this registration statement, we had 53 holders of record of our common stock.

E.Dividends

To the date of this Registration Statement, GFI has not declared nor paid any dividends on its Common Stock. As of the date of this Registration Statement, GFI does not have a formal dividend policy.

F.Transfer Agent and Registrar

The Transfer Agent for the shares of common voting stock of GFI is Shelley Godfrey, Pacific Stock Transfer Company, 500 East Warm Springs Road, Suite 240, Las Vegas, Nevada 89119, (702) 361-3033.

Item 2.   Legal Proceedings

As of the date of this Registration Statement, GFI is not and has not been a party to any pending legal proceeding involving any private party or federal, state, or local authority.

Item 3.   Changes in and Disagreements with Accountants

During the two most recent fiscal years and any later interim period, no principal independent accountant of GFI resigned (or declined to stand for re-
election)  or  was  dismissed.   To the best of  management's  knowledge,  no
disagreements exist between GFI and its principal accountant.

Item 4.   Recent Sale of Unregistered Securities

GFI was incorporated in Nevada on December 4, 2000. GFI is authorized to issue 25,000,000 shares of its $0.001 par value common stock.

During  December  2000, GFI issued 2,000,000 shares of its $0.001  par  value
Common Stock (for services rendered in the amount of $2,000) to Harold W. Sciotto (an officer of GFI).

During February 2001, GFI issued 500,000 shares of its $0.001 par value Common Stock to Providential Management Group, Ltd., a limited partnership, in exchange for cash in the amount of $10,000.

All founders' shares were issued in accordance with Section 4(2) of the Securities Act of 1933.

On December 18, 2001, the State of Nevada issued a permit to GFI to sell securities pursuant to registration by qualification in the state (Permit # R01-117). The offering was exempt from federal registration pursuant to Regulation D, Rule 504 of the 1933 Securities and Exchange Act, as amended. On February 28, 2002, GFI closed that offering, in which it sold a total of 1,268,000 shares of its $0.001 par value common stock at $0.05 per share for cash in the amount of $63,400.

There have been no other issuances of common stock of GFI.

Item 5.   Indemnification of Directors and Officers

The Bylaws of GFI provide for indemnification of its directors, officers and employees as follows:

Every director, officer, or employee of the Corporation shall be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.

The Bylaws of GFI further state that GFI shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable Nevada law. The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article. However, GFI has yet to purchase any such insurance and has no plans to do so.

The Articles of Incorporation of GFI state that a director or officer of the corporation shall not be personally liable to this corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, but this Article shall not eliminate or limit the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law or (ii) the unlawful payment of dividends. Any repeal or modification of this Article by stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

The Articles of Incorporation of GFI further state that every person who was or is a party to, or is threatened to be made a party to, or is involved in any such action, suit or proceeding, whether civil, criminal, administrative or investigative, by the reason of the fact that he or she, or a person with whom he or she is a legal representative, is or was a director of the corporation,  or  who  is  serving at the request of  the  corporation  as  a director or officer of another corporation, or is a representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement) reasonably incurred or suffered by him or her in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil suit or proceeding must be paid by the corporation as incurred and in advance of the final disposition of the action, suit, or proceeding, under receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. Such right of indemnification shall not be exclusive of any other right of such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this article.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.










                                  Part F/S

Item 1.        Financial Statements














                         Ginseng Forest, Inc., Inc.
                       ( A Development Stage Company)

                               Balance Sheets
                                    as of
                         December 31, 2001 AND 2000

                                     and

                            Statements of Income,
                          Stockholders' Equity, and
                                 Cash Flows
                            for the years ending
                         December 31, 2001 and 2000
                             and for the period
                    December 4, 2000 (Date of Inception)
                                   through
                              December 31, 2001
                              TABLE OF CONTENTS





                                                             PAGE

Independent Auditor's Report                                  1

Balance Sheet                                                 2

Income Statement                                              3

Statement of Stockholders' Equity                             4

Statement of Cash Flows                                       5

Footnotes                                                     6







G. BRAD BECKSTEAD
Certified Public Accountant
                                                          330 E. Warm Springs
                                                               Mesa, NV 89119
                                                                 702.528.1984
                                                          425.928.2877 (efax)

                        INDEPENDENT AUDITOR'S REPORT

April 2, 2001

Board of Directors
Ginseng Forest, Inc., Inc.
Mesa, NV

I have audited the Balance Sheets of Ginseng Forest, Inc. (the "Company") (A Development Stage Company), as of December 31, 2001 and 2000, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the years then ended, and for the period December 4, 2000 (Date of Inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ginseng Forest, Inc. (A Development Stage Company) as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended, and for the period December 4, 2000 (Date of Inception) to December 31, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not
include  any  adjustments  that  might  result  from  the  outcome  of   this
uncertainty.



/s/ G. Brad Beckstead, CPA
                            Ginseng Forest, Inc.
                        (a Development Stage Company)
                                Balance Sheet

                                  December     December
                                  31, 2001     31, 2000

Assets

Current assets:
  Cash                           $     307    $       -

    Total current assets               307            -

                                 $     307    $       -


Liabilities and Stockholders'
Equity

Current liabilities:
  Due to Shareholder             $     505    $     475

    Total current liabilities    $     505    $     475


Stockholders' equity:
  Common stock, $0.001 par value,
  25,000,000 shares authorized,
  2,500,000 shares issued
  and outstanding as of 5/31/01
  and 12/31/00, respectively         2,500        2,000
  Additional paid-in capital         9,600            -
  Accumulated deficit              (12,298)      (2,475)
                                      (198)        (475)

                                 $     307    $       -






  The accompanying notes are an integral part of these financial statements.








                            Ginseng Forest, Inc.
                        (a Development Stage Company)
                           Statement of Operations








                                   For the     December     December
                                     Year      4, 2000       4, 2000
                                    ended     (Inception)  (Inception)
                                   December   to December   to May 31,
                                   31, 2001    31, 2000        2001



Revenue                                   $           $          $
                                          -           -          -

Expenses:
  General administrative expenses     9,823         475     10,298
  General administrative                  -       2,000      2,000
  expenses - related party
            Total expenses            9,823       2,475     12,298

Net loss                           $ (9,823)   $ (2,475) $ (12,298)


Weighted average number of        2,457,534   2,000,000
common shares outstanding

Net loss per share                  $ (0.00)    $ (0.00)























 The accompanying notes are an integral part of these financial statements.







                            Ginseng Forest, Inc.
                        (a Development Stage Company)
                Statement of Changes in Stockholders' Equity






                      Common Stock    Additio   Deficit     Total
                                        nal     Accumula  Stockhold
                                      Paid-in     ted       ers'
                     Shares   Amount  Capital    During    Equity
                                                Developm
                                                  ent
                                                 Stage
December 2000
  Founders shares  2,000,000 $ 2 ,000 $    -     $     -   $ 2,000


Net loss
  December 4,2000                                (2,475)    (2,475)
  (inception) to
  December 31,
  2000

Balance, 12/31/00  2,000,000 $ 2,000  $    -    $(2,475)   $  (475)


January 2001
  Donated Capital                        100                   100

February 2001
  Founders shares    500,000     500   9,500          -     10,000

Net loss
  For the Year                                   (9,823)    (9,823)
  Ended December
  31, 2001

Balance, December  2,500,000 $ 2,500 $ 9,600  $ (12,298)   $  (198)
31, 2001



















 The accompanying notes are an integral part of these financial statements.







                            Ginseng Forest, Inc.
                        (a Development Stage Company)
                           Statement of Cash Flows



                                   For the     December     December
                                     Year      4, 2000       4, 2000
                                    ended     (Inception)  (Inception)
                                   December   to December  to December
                                   31, 2001    31, 2000        2001


Cash flows from operating
activities
Net Loss                         $ (9,823)    $ (2,475)     $(12,298)

  Shares Issued for Services                     2,000         2,000
Adjustments to reconcile net
  (loss) to net cash used by
  operating activities:
  Increase in due to                   30          475           505
  shareholder
Net cash (used) by operating       (9,793)           -        (9,793)
activities

Cash flows from investing
activities

Cash flows from financing
activities
  Issuance of common stock         10,100            -        10,100
Net cash provided by               10,100            -        10,100
financing activities

Net increase in cash                  307            -           307
Cash - beginning                        -            -             -
Cash - ending                    $    307     $      -       $   307


Supplemental disclosures:
  Interest paid                  $      -     $      -       $     -

  Income taxes paid              $      -     $      -       $     -


Non-cash transactions:
  Stock issued for services      $      -     $  2,000       $ 2,000
  provided
  Number of shares issued for                2,000,000     2,000,000
  services

















 The accompanying notes are an integral part of these financial statements.








                            Ginseng Forest, Inc.
                        (a Development Stage Company)
                                    Notes

Note 1 - History and organization of the company

The Company was organized December 4, 2000 (Date of Inception) under the laws of the State of Nevada, as Ginseng Forest, Inc. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 25,000,000 shares of $0.001 par value common stock.

The Company is planning to produce and distribute the roots and seeds of the ginseng herb.

Note 2 - Accounting policies and procedures

Cash and cash equivalents
The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 2001 and 2000.

Impairment of long-lived assets
Long-lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at December 31, 2001 and 2000.

Revenue recognition
The Company reports revenue as invoiced number of common shares outstanding during on an accrued basis. Costs of sales are recorded as items are sold and are comprised of product purchases and shipping costs.

Advertising costs
The Company expenses all costs of advertising as incurred. There were no advertising costs included in selling, general and administrative expenses in 2001 or 2000.

Loss per share
Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average the period. The Company had no dilutive common stock equivalents, such as stock options or warrants as of December 31, 2001 and 2000.

Reporting on the costs of start-up activities
Statement  of Position 98-5 (SOP 98-5), "Reporting on the Costs  of  Start-Up
Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                            Ginseng Forest, Inc.
                        (a Development Stage Company)
                                    Notes
Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2001 and 2000. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Income Taxes
Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable on the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Segment reporting
The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information". The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Dividends
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid or declared since inception.

Recent pronouncements
The FASB recently issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income, if the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company does not expect SFAS No. 133 to have a material impact on earning s and financial position.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 did not impact the company's revenue recognition policies.

Stock-Based Compensation
The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of FAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by FAS No. 123.


                            Ginseng Forest, Inc.
                        (a Development Stage Company)
                                    Notes
Year end
The Company has adopted December 31 as its fiscal year end.

Note 3 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has not generated any revenues. In order to obtain the necessary capital, the Company plans to raise funds via securities offering pursuant to Regulation D, Rule 504. If the securities offering does not provide sufficient capital, a shareholder of the Company has agreed to provide sufficient funds as a loan over the next twelve-month period. However, the Company is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, without sufficient financing it would be unlikely for the Company to continue as a going concern.

The officers and directors are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 4 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

                 U.S federal statutory rate      (34.0%)

                 Valuation reserve                34.0%

                 Total                               -%

As of December 31, 2001, the Company has a net operating loss carry forward of approximately $12,298 for tax purposes, which will be available to offset future taxable income. If not used, this carry forward will expire in 2021.

Note 5 - Stockholder's equity

The Company is authorized to issue 25,000,000 shares of its $0.001 par value common stock. During December 2000, the Company issued 2,000,000 shares of its $0.001 par value common stock to an officer and director in exchange for services rendered in the amount of $2,000.



                            Ginseng Forest, Inc.
                        (a Development Stage Company)
                                    Notes

During February 2001, the Company issued 500,000 shares of its $0.001 par value common stock to Providential Management Group, Ltd., a limited partnership, in exchange for cash in the amount of $10,000.

There have been no other issuances of common stock.

Note 6 - Related party transactions

During December 2000, the Company issued 2,000,000 shares of its $0.001 par value common stock to an officer and director in exchange for services rendered in the amount of $2,000.

Office  space  and  services are provided without charge by  a  director  and shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 7 - Warrants and options

As of December 31, 2001 and 2000, there are no warrants or options outstanding to acquire any additional shares of common stock.

Note 8 - Subsequent events

On February 28, 2002, the Company issued 1,268,000 shares of its $0.001 par value common stock for total cash of $63,400 in an offering pursuant to Regulation D, Rule 504 of the SEC 1933 Securities Act. Of the total amount received the Company paid $9,340 to NevWest Securities Corporation for commissions, escrow fees and a non-accountable expense allowance.

As of March 5, 2002, the Company issued 126,800 warrants to purchase the Company's $0.001 par value common stock on a one-for-one basis. The warrant exercise price is $0.055 per share of common stock and substantially all warrants will expire on or before March 5, 2005.





























                         Ginseng Forest, Inc., Inc.
                       ( A Development Stage Company)

                               Balance Sheets
                                    as of
                               March 31, 2002
                            And December 31, 2001

                                     and

                          Statements of Operations
                                     and
                                 Cash Flows
                         for the Three Months Ending
                           March 31, 2002 and 2001
                             and for the period
             December 4, 2000 (Inception) through March 31, 2002




                              TABLE OF CONTENTS





                                                             PAGE

Independent Accountant's Review Report                        1

Balance Sheets                                                2

Statement of Operations                                       3

Statement of Cash Flows                                       4

Footnotes                                                     5







G. BRAD BECKSTEAD
Certified Public Accountant
                                                          330 E. Warm Springs
                                                               Mesa, NV 89119
                                                                 702.528.1984
                                                          425.928.2877 (efax)


                   INDEPENDENT ACCOUNTANT'S REVIEW REPORT


Board of Directors
Ginseng Forest, Inc.
(a Development Stage Company)
Las Vegas, NV

I have reviewed the accompanying balance sheet of Ginseng Forest, Inc. (a Nevada corporation) (a development stage company) as of March 31, 2002 and December 31, 2001 and the related statements of operations for the three-months ended March 31, 2002 and 2001 and for the period December 4, 2000 (Inception) to March 31, 2002, and statements of cash flows for the three-months ended March 31, 2002 and 2001 and for the period December 4, 2000 (Inception) to March 31, 2002. These financial statements are the responsibility of the Company's management.

I conducted my reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements referred to above for them to be in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has had limited operations and has not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

I have previously audited, in accordance with generally accepted auditing standards, the balance sheet of Ginseng Forest, Inc. (a development stage company) as of December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for the year then ended (not presented herein) and in my report dated April 2, 2002, I expressed an unqualified opinion on those financial statements.

May 16, 2002

                            Ginseng Forest, Inc.
                        (a Development Stage Company)
                                Balance Sheet


                               (unaudited)   December
                                 March 31,   31, 2001
                                    2002
Assets

Current assets:
  Cash                           $ 51,924    $    307

    Total current assets           51,294         307

                                 $ 51,294    $    307


Liabilities and Stockholders'
Equity

Current liabilities:
  Due to Shareholder              $   405    $    505

  Accrued executive compensation     1500           -

    Total current liabilities     $ 1,905    $    505


Stockholders' equity:
  Common stock, $0.001 par value,   3,768       2,500
  25,000,000 shares authorized,
  3,768,000 and 2,500,000 shares
  issued and outstanding as of
  3/31/02 and 12/31/01,
  respectively
  Additional paid-in capital       71,732       9,600
  Accumulated deficit             (25,481)    (12,298)
                                   50,019        (198)

                                  $51,924    $    307




















 The accompanying notes are an integral part of these financial statements.






                           Ginseng Forest, Inc.
                        (a Development Stage Company)
                           Statement of Operations



                                     Three Month Ending  December 4, 2000
                                         March 31,       (Inception) to
                                       2001       2002   March 31, 2002

Revenue                            $      -   $       -   $      -


Expenses:
General administrative expenses      11,683       7,573     21,981
      General administrative          1,500       2,000      3,500
      expenses - related party
            Total expenses           13,183       9,573     12,298

Net loss                           $(13,183)    $(9,573)  $(25,481)


Weighted average number of        2,936,756   2,327,778
common shares outstanding

Net loss per share - basic &      $   (0.00)   $  (0.00)
fully diluted






























 The accompanying notes are an integral part of these financial statements.







                            Ginseng Forest, Inc.
                        (a Development Stage Company)
                           Statement of Cash Flows




			     Three Month Ending  December 4, 2000
				 March 31,       (Inception) to
			       2001       2002   March 31, 2002
Cash flows from operating
activities
Net (loss)                   $(13,183) $ (9,573)  $ (25,481)

   Shares Issued for Services             2,000       2,000
Adjustments to reconcile net
  (loss) to net cash used by
  operating activities:
  Increase (decrease) in due
  to shareholder                 (100)        -         405

  Increase in accrued            1,500        -       1,500
  executive compensation
Net cash (used) by operating   (11,783)  (7,573)    (21,576)
activities

Cash flows from investing
activities

Cash flows from financing
activities
  Common stock                  63,400   10,100      73,500
Net cash provided by
financing activities            63,400   10,100      73,500


Net increase in cash            51,617    2,527      51,924
Cash - beginning                   307        -           -
Cash - ending                 $ 51,924  $ 2,527   $  51,294


Supplemental disclosures:
  Interest paid               $      -  $     -    $      -

  Income taxes paid           $      -  $     -    $      -


Non-cash transactions:
  Stock issued for services   $      -  $ 2,000    $  2,000
  provided
  Number of shares issued             2,000,000   2,000,000
  for services

















 The accompanying notes are an integral part of these financial statements.








                            Ginseng Forest, Inc.
                        (a Development Stage Company)
                                    Notes

Note 1 - Basis of presentation

The interim financial statements included herein, presented in accordance with United States generally accepted accounting principles and stated in US dollars, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein. It is suggested that these interim financial statements be read in conjunction with the financial statements of the Company for the year ended December 31, 2001 and notes thereto included in the Company's Form 10-SB. The Company follows the same accounting policies in the preparation of interim reports.
Results of operations for the interim periods are not indicative of annual results.

Note 2 - Going concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As shown in the accompanying financial statements, the Company has incurred a net loss of $23,981 for the period from December 4, 2000 (inception) to March 31, 2002, and has no sales. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its new business opportunities. Management has plans to seek additional capital through private placements and public offerings of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might arise from this uncertainty.

Note 3 - Accrued executive compensation

On March 1, 2002, the Company approved an annual base salary of $18,000 with its president. For the three-month period ended March 31, 2002, the amount accrued was $1,500 and is due upon demand.

Note 4 - Stockholder's equity

The Company is authorized to issue 25,000,000 shares of its $0.001 par value common stock.

On February 28, 2002, the Company completed an offering that was registered with the State of Nevada pursuant to NRS 90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Company sold 1,268,000 shares of its $0.001 par value common stock at a price of $0.05 per share for total cash of $63,400.

There have been no other issuances of common stock.

                            Ginseng Forest, Inc.
                        (a Development Stage Company)
                                    Notes

Note 5 - Related party transactions

During December 2000, the Company issued 2,000,000 shares of its $0.001 par value common stock to an officer and director in exchange for services rendered in the amount of $2,000.

On March 1, 2002, the Company approved an annual base salary of $18,000 with its president. For the three-month period ended March 31, 2002, the amount accrued was $1,500 and is due upon demand.

Office  space  and  services are provided without charge by  a  director  and shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 6 - Warrants

As of March 5, 2002, the Company issued 126,800 warrants to purchase the Company's $0.001 par value common stock on a one-for-one basis. The warrant exercise price is $0.055 per share of common stock and substantially all warrants will expire on or before March 5, 2005. During the three-month period ended March 31, 2002, no warrants have been exercised.

Note 7 - Contracts and agreements

On February 12, 2002, the Company executed an investment banking agreement with NevWest Securities Corporation (NW). Pursuant to the terms of the agreement, the Company paid NW a non-accountable expense allowance of $1,500 and 10% of the total gross proceeds raised. In addition, issued 126,800 warrants to purchase the Company's $0.001 par value common stock on a one-for-
one  basis.   The warrant exercise price is $0.055 per share of common  stock and substantially all warrants will expire on or before March 5, 2005. During the three-month period, the Company paid NW a total of $9,340 for commissions, escrow fees and a non-accountable expense allowance.
















                                  Part III


Item 1.        Index to Exhibits

 Exhibit            Name and/or Identification of Exhibit
 Number

    3      Articles of Incorporation & By-Laws
              a. Articles of Incorporation of the Company filed
                 November 5, 1998 and Amendments Thereto
              b. By-Laws of the Company adopted November 5, 1998

   23      Consent of Experts and Counsel
              Consents of independent public accountants


                                 SIGNATURES

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                         Ginseng Forest, Inc., Inc.
                                (Registrant)

Date:     April 15, 2002


By:  /s/ Harold W. Sciotto

     Harold W. Sciotto, President and Director

















Exhibit 3(a): Articles of Incorporation of the Company filed December 4, 2000 and Amendments Thereto
                          ARTICLES OF INCORPORATION
                                     OF
                            GINSENG FOREST, INC.

THE UNDERSIGNED PERSON, acting as Incorporator of a corporation under the provisions of the Nevada General Corporation Law, adopts the following Articles of Incorporation:

     FIRST.  The name of the corporation is:

                            GINSENG FOREST, INC.

     SECOND.   The street address of the corporation's registered  agent  and the principal or statutory address of this corporation in the State of Nevada shall be:

                       CORPORATE SERVICE CENTER, INC.
                         1475 Terminal Way, Suite E
                        Reno, Washoe County, NV 89502

     This corporation may maintain an office, or offices, in such other place of places within or without the State of Nevada as may be from time to time designated by the Board of Directors, or by the bylaws of said corporation, and that this corporation may conduct all corporation business of every kind and nature, including the holding of all meetings of directors and stockholders, outside the State of Nevada as well within the State of Nevada.

     THIRD. The corporation shall have unlimited power to engage in and do any lawful act concerning any or all lawful business for which corporations may be organized under the Law and not limited by the Statutes of Nevada, or any other state in which it conducts its business.

FOURTH. That the total number of voting common stock authorized that may be issued by the corporation is TWENTY FIVE MILLION (25,000,000) shares of stock with $0.001 par value, and no other class of stock shall be authorized. Said shares may be issued by the corporation from time to time for such considerations as may be fixed from time to time by the Board of Directors.

      FIFTH. The governing board of this corporation shall be known as directors, and the number of directors may from time to time be increased or decreased in such manner as shall be provided by the bylaws of this corporation, providing that the number of directors shall no be less than one
(1). The name and post office address of the first Board of Directors, which shall be one (1) in number, shall be listed as follows:

                              TREVOR C. ROWLEY
                         1475 Terminal Way, Suite E
                               Reno, NV 89502

     SIXTH.   The capital stock, after the amount of the subscription  price, or par value, has been pain in, shall not be subject to assessment to pay the debts of the corporation.

     SEVENTH.   The name and post office address of the Incorporator  signing the Articles of Incorporation is as follows:

                              TREVOR C. ROWLEY
                         1475 Terminal Way, Suite E
                               Reno, NV 89502

     EIGHTH.  The corporation is to have perpetual existence.

      NINTH. Any corporate officer, director, or shareholder of this corporation shall not, in the absence of fraud, be prohibited from dealing with this corporation as vendor, purchaser or otherwise. A pecuniary interest in any transaction by any such director, shareholder or officer shall not disqualify him in any way from acting in his corporate capacity. No director nor officer, nor any firm, association, or corporation of which he shall be a member, or in which he may be pecuniarily interested in any manner be disqualified from dealing with the corporation as a result of the association. No director nor officer, nor any firm, association, or corporation with which he is connected as aforesaid shall be liable to account to this corporation or its shareholders for any profit realized by him from or through any such transaction or contract, it being the express purpose and intent of the Article to permit this corporation to buy from, sell to, or otherwise deal with the partnerships, firms, or corporation of directors and officers of the corporation, or any one or more of them who may have a pecuniary interest, and the contracts of this corporation, in the absence of fraud, shall not be void or voidable or affecting in any manner by reason of such position. Furthermore, directors of this corporation may be counted for a quorum of the Board of Directors of this corporation at a meeting even though they may be pecuniarily interested in matters considered at a meeting; any action taken at such meeting with reference to such matters by a majority of the disinterested directors shall not be void or voidable by this corporation in the absence of fraud.

      TENTH. No director or officer of the corporation shall be personally liable to the corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer or for any act or omission of any such director or officer, however, the foregoing provision shall not eliminate or limit the liability of a director or officer for (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (b) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director or officer of the corporation for acts or omissions prior to such repeal or modification.

      ELEVENTH. This corporation reserves the right to amend, alter, change or repeal any provision contained in the Articles of Incorporation, in the manner now or hereafter prescribed by statute, or by the Articles of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the Incorporator hereinbefore named for the purpose of forming a corporation pursuant to the General Corporation Laws of the State of Nevada, do make and file these Articles of Incorporation, hereby declaring and certifying that the facts herein stated are true, and accordingly have hereunto set my hand this Monday, November 27, 2000.

/s/ Trevor C. Rowley
TREVOR C. ROWLEY
Incorporator

STATE OF NEVADA     )
          )         SS:
WASHOE COUNTY       )

     On this Monday, November 27, 2000, in the City of Reno, before me, the undersigned, a Notary Public in and for Washoe County, State of Nevada, personally appeared TREVOR C. ROWLEY, known to me to be the person whose name is subscribed to the foregoing document and acknowledged to me that he executed the same.

/s/ D. K. Melius
Notary Public

                          D. K. Melius                                Notary
Public, State of Nevada
                          Appointment No. 98-49031-2
                          My Appt. Expires Dec. 16, 2002






Exhibit 3(b): By-Laws of the Company adopted November 5, 1998








                                   BYLAWS
                                     OF
                            GINSENG FOREST, INC.

                                  ARTICLE I
                                   OFFICES
      The principal office of the Corporation in the State of Nevada shall be located in Reno, County of Washoe. The Corporation may have such other offices, either within or without the State of Nevada, as the Board of Directors may designate or as the business of the Corporation may require from time to time.

                                 ARTICLE II
                                SHAREHOLDERS
      SECTION 1. Annual Meeting. The annual meeting of the shareholders shall be held on the first day in the month of November in each year, beginning with the year 2001, at the hour of ten o'clock a.m., for the purpose of electing Directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next business day. If the election of Directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as soon as conveniently may be.
     SECTION 2. Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by the Board of Directors, and shall be called by the President at the request of the holders of not less than fifty percent (50%) of all the outstanding shares of the Corporation entitled to vote at the meeting.
      SECTION 3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Nevada, unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Nevada, unless otherwise prescribed by statute, as the place for the holding of such meeting. If no designation is made, the place of the meeting will be the principal office of the Corporation.
      SECTION 4. Notice of Meeting. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall unless otherwise prescribed by statute, be delivered not less than ten (10) days nor more than sixty (60) days before the date of the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his/her address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.
      SECTION 5. Closing of Transfer Books or Fixing of Record. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the Corporation may provide that the stock transfer books shall be closed for a stated period, but not to exceed in any case fifty (50) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than fifty (50) days and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.
      SECTION 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make a complete list of the shareholders entitled to vote at each meeting of shareholders or at any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. Such list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.
      SECTION 7. Quorum. A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.
            SECTION 8. Proxies. At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder by his/her duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting.
      SECTION 9. Voting of Shares. Each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.
      SECTION 10. Voting of Shares by Certain Holders. Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the Bylaws of such corporation may prescribe or, in the absence of such provision, as the Board of Directors of such corporation may determine. Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.
     Shares standing in the name of a receiver may be voted by such receiver, and the shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority to do so be contained in an appropriate order of the court by which such receiver was appointed.
      A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.
     Shares of its own stock belonging to the Corporation shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.
     SECTION 11. Informal Action by Shareholders. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                                 ARTCLE III
                             BOARD OF DIRECTORS
     SECTION 1. General Powers. The Board of Directors shall be responsible for the control and management of the affairs, property and interests of the Corporation and may exercise all powers of the Corporation, except as are in the Articles of Incorporation or by statute expressly conferred upon or reserved to the shareholders.
      SECTION 2. Number, Tenure and Qualifications. The number of directors of the Corporation shall be fixed by the Board of Directors, but in no event shall be less than one (1). Each director shall hold office until the next annual meeting of shareholders and until his/her successor shall have been elected and qualified.
      SECTION 3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without notice other than such resolution.
      SECTION 4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix the place for holding any special meeting of the Board of Directors called by them.
      SECTION 5. Notice. Notice of any special meeting shall be given at least one (1) day previous thereto by written notice delivered personally or mailed to each director at his business address, or by telegram. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the notice be given to the telegraph company. Any directors may waive notice of any meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.
      SECTION  6.   Quorum.  A majority of the number of directors  fixed  by
Section 2 of this Article shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.
     SECTION 7. Telephonic Meeting. A meeting of the Board of Directors may be had by means of a telephone conference or similar communications equipment by which all persons participating in the meeting can hear each other, and the participation in a meeting under such circumstances shall constitute presence at the meeting.
      SECTION 8. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.
      SECTION 9. Action Without a Meeting. Any action that may be taken by the Board of Directors at a meeting may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by all of the directors.
     SECTION 10. Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, unless otherwise provided by law. A director elected to fill a vacancy shall be elected for the unexpired term of his/her predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the Board of Directors for a term of office continuing only until the next election of directors by the shareholders.
     SECTION 11. Resignation. Any director may resign at any time by giving written notice to the Board of Directors, the President or the Secretary of the Corporation. Unless otherwise specified in such written notice such resignation shall take effect upon receipt thereof by the Board of Directors or such officer, and the acceptance of such resignation shall not be necessary to make it effective.
     SECTION 12. Removal. Any director may be removed with or without cause at any time by the affirmative vote of shareholders holding of record in the aggregate at least a majority of the outstanding shares of stock of the Corporation at a special meeting of the shareholders called for that purpose, and may be removed for cause by action of the Board.
      SECTION 13. Compensation. By resolution of the Board of Directors, each director may be paid for his/her expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.
      SECTION 14. Contracts. No contract or other transaction between this Corporation and any other corporation shall be impaired, affected or invalidated, nor shall any director be liable in any way by reason of the fact that one or more of the directors of this Corporation is or are interested in, or is a director or officer, or are directors or officers of such other corporations, provided that such facts are disclosed or made known to the Board of Directors, prior to their authorizing such transaction. Any director, personally and individually, may be a party to or may be interested in any contract or transaction of this Corporation, and no directors shall be liable in any way by reason of such interest, provided that the fact of such interest be disclosed or made known to the Board of Directors prior to their authorization of such contract or transaction, and provided that the Board of Directors shall authorize, approve or ratify such contract or transaction by the vote (not counting the vote of any such Director) of a majority of a quorum, notwithstanding the presence of any such director at the meeting at which such action is taken. Such director or directors may be counted in determining the presence of a quorum at such meeting. This Section shall not be construed to impair, invalidate or in any way affect any contract or other transaction which would otherwise be valid under the law (common, statutory or otherwise) applicable thereto.
      SECTION 15. Committees. The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they may deem desirable, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.
      SECTION 16. Presumption of Assent. A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his/her dissent shall be entered into the minutes of the meeting or unless he/she shall file written dissent to such action with the person acting as the Secretary of the meeting before the adjournment thereof, or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

                                 ARTICLE IV
                                  OFFICERS
      SECTION 1. Number. The officers of the Corporation shall be a President, one or more Vice Presidents, a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors, including a Chairman of the Board. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person. Officers may be directors or shareholders of the Corporation.
      SECTION 2. Election and Term of Office. The officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall  not  be  held at such meeting, such election shall  be  held  as  soon thereafter as conveniently may be. Each officer shall hold office until his/her successor shall have been duly elected and shall have qualified, or until his/her death, or until he/she shall resign or shall have been removed in the manner hereinafter provided.
      SECTION 3. Resignation. Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.
      SECTION 4. Removal. Any officer or agent may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights, and such appointment shall be terminable at will.
      SECTION 5. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.
      SECTION 6. President. The President shall be the principal executive officer of the Corporation and, subject to the control of the Board of Directors, shall in general supervise and control all of the business and affairs of the Corporation. He/she shall, when present, preside at all meetings of the shareholders and of the Board of Directors, unless there is a Chairman of the Board, in which case the Chairman will preside. The President may sign, with the Secretary or any other proper officer of the Corporation thereunto authorized by the Board of Directors, certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.
     SECTION 7. Vice President. In the absence of the President or in event of his/her death, inability or refusal to act, the Vice President shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Vice President shall perform such other duties as from time to time may be assigned by the President or by the Board of Directors. If there is more than one Vice President, each Vice President shall succeed to the duties of the President in order of rank as determined by the Board of Directors. If no such rank has been determined, then each Vice President shall succeed to the duties of the President in order of date of election, the earliest date having first rank.
     SECTION 8. Secretary. The Secretary shall: (a) keep the minutes of the proceedings of the shareholders and of the Board of Directors in one or more minute book provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the
Corporation and see that the seal of the Corporation is affixed to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the Secretary by such shareholder;
(e) sign with the president certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the Corporation; and (g) in general perform all duties incident to the office of the Secretary and such other duties as from time to time may be assigned by the President or by the Board of Directors.
     SECTION 9. Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the Corporation; (b) receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article VI of these Bylaws;
and (c) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.
     SECTION 10. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he/she is also a director of the corporation.
      SECTION 11. Sureties and Bonds. In case the Board of Directors shall so require any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his/her duties to the Corporation, including responsibility for negligence for the accounting for all property, funds or securities of the Corporation which may come into his/her hands.
      SECTION 12. Shares of Stock of Other Corporations. Whenever the Corporation is the holder of shares of stock of any other corporation, any right of power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President or such other person as the Board of directors may authorize.

                                  ARTICLE V
                                  INDEMNITY
     The Corporation shall indemnify its directors, officers and employees as follows:
     Every  director,  officer,  or  employee of  the  Corporation  shall  be indemnified by the Corporation against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/she may be made a party, or in which he/she may become involved, by reason of being or having been a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Corporation.
     The Corporation shall provide to any person who is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.
     The Board of Directors may, in its discretion, direct the purchase of liability insurance by way of implementing the provisions of this Article.

                                 ARTICLE VI
                    CONTRACTS, LOANS, CHECKS AND DEPOSITS
     SECTION 1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.
      SECTION 2. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.
     SECTION 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.
      SECTION 4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

                                 ARTICLE VII
                               SHARES OF STOCK
      SECTION 1. Certificates for Shares. Certificates representing shares of the Corporation shall be in such a form as shall be determined by the Board of Directors. Such certificates shall be signed by the President and by the Secretary or by such other officers authorized by law and by the Board of Directors to do so, and sealed with the corporate seal. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in the case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.
      SECTION 2. Transfer of Shares. Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his/her legal representative, who shall furnish proper evidence of authority to transfer, or by his/her attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes. Provided, however, that upon any action undertaken by the shareholders to elect S Corporation status pursuant to Section 1362 of the Internal Revenue Code and upon any shareholders' agreement thereto restricting the transfer of said shares so as to disqualify said S Corporation status, said restriction on transfer shall be made a part of the Bylaws so long as said agreement is in force and effect.
                                ARTICLE VIII
                                 FISCAL YEAR
      The fiscal year of the Corporation shall begin on the first day of January and end on the thirty first day of December of each year.

                                 ARTICLE IX
                                  DIVIDENDS
      The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

                                  ARTICLE X
                               CORPORATE SEAL
      The Board of Directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation and the state of incorporation and the words "Corporate Seal".

                                 ARTICLE XI
                              WAIVER OF NOTICE
      Unless otherwise provided by law, whenever any notice is required to be given to any shareholder or director of the Corporation under the provisions of these Bylaws or under the provisions of the Articles of Incorporation or under the provisions of the applicable Business Corporation Act, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

                                 ARTICLE XII
                                 AMENDMENTS
      These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors.

      The above Bylaws are certified to have been adopted by the Board of Directors of the Corporation on the 30th day of November, 2001.



                                   /s/ Sam Sciotto
                                        Secretary
























Exhibit 23: Consent of Experts and Counsel

G. BRAD BECKSTEAD
Certified Public Accountant
                                                          330 E. Warm Springs
                                                          Las Vegas, NV 89119
                                                                 702.257.1984
                                                           702.362.0540 (fax)


March 7, 2002


To Whom It May Concern:

I have issued my report dated March 7, 2002, accompanying the financial statements of Ginseng Forest, Inc., Inc. for the years ended December 31, 2001 and 2000. I hereby consent to the incorporation by reference of said report in the Form 10SB to be filed with the US Securities and Exchange Commission.

Signed,

/s/ G. Brad Beckstead

G. Brad Beckstead, CPA